Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

For the purpose of counterparty type selection, the ATS segments Subscribers by counterparty type. There are five counterparty types:

1. Principal: All BDO principal orders routed to the ATS from internal BDO trading desks as described in Part II, Item 1

2. Agency: Agency orders from External Subscribers not directly routed to the ATS but routed via the BDO's algorithms or Smart Order Routers, in which the Smart Order Router determines to route to the ATS or is directed to route to the ATS by the BDO's algorithms. Orders of the BDO's Affiliates, whether entered by such Affiliate in a principal or agency capacity, would be categorized as the counterparty type "Agency" to the extent not directly routed to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router. Orders of the BDO's Affiliates, entered by such Affiliate in a principal or agency capacity, whether routed to the ATS via FIX connectivity to the BDO's low latency Direct Market Access or its Smart Order Router or directly via FIX connectivity to the ATS would be categorized as counterparty types "Direct Low", "Direct Medium" or "Direct High" as applicable.

The following three counterparty types include External Subscribers directing orders to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router, and Liquidity Partners who route via direct FIX connectivity to the ATS.

3. Direct Low: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have low average price reversion.

4. Direct Medium: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have medium average price reversion.

5. Direct High: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have high average price reversion.

Price reversion is determined by the notional weighted average ~~execution~~ midpoint to midpoint price movement after execution over a defined time interval.

Upon onboarding, the BDO assigns External Subscribers to either the Agency or the Direct Medium counterparty type, based on the Subscriber's routing arrangements with the BDO.

The counterparty selection assignment is subject to subsequent monthly reviews by the SuperX Working Group. The BDO may also perform ad hoc review of counterparty selection assignment for any reason. Based on changes in the Subscriber's historical trading activity, the Working Group may determine that Subscriber's initial counterparty selection type requires reassignment to a different type and will typically notify such Subscriber of such change within one business day of such change.

As described in Part II, Item 3(a), a Subscriber may request that its orders not be crossed with orders from particular counterparty segments. A Subscriber's assignment to a particular counterparty segment does not impact how the Subscriber's orders are prioritized in the ATS's Order Book, as described in Part III, Item 11(c).

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

The ATS discloses a Subscriber's classification only to that Subscriber, first upon onboarding and later upon request. In addition, if the BDO modifies a Subscriber's counterparty type, the BDO will notify the Subscriber. The designated classification cannot be contested.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13). All Subscribers may opt out of interacting with counterparty type 1. ~~Subscribers in types 1-4 may additionally opt out of interacting with type 5.   Subscribers in type 5 may only opt out of interacting with counterparty type 1.~~ Subscribers may also opt out of trading with any counterparty group above their current counterparty type assignment (for example, Subscribers in counterparty type 3, Direct Low, may opt out of interacting with Subscribers in counterparty type 4 and 5 in addition to counterparty type 1). Additionally, Subscribers can enable self-cross prevention, which blocks a Subscriber from matching against its own orders.

External Subscribers may also request to have their orders only interact with orders submitted by the same Subscriber. Enabling of this last functionality is subject to the sole discretion of the BDO which may evaluate based on, among other factors, intended purpose for use of this functionality and reputational and regulatory risks, and may be disabled at any time based on the BDO's evaluation.   Orders submitted under this functionality will not be subject to the standard counterparty type segmentation described in Part III Item 13. Orders submitted under this functionality will follow normal rules described in Part III Item 11(c) with the exception that such

Orders will not be able to interact with any Orders that are not submitted by the same Subscriber. The ATS anticipates that this functionality will be used by Subscribers wishing to cross orders but who may be unable to trade report transactions on their own.

Subscribers may request to opt out of counterparty interactions by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.